From: Blue Sky Group Holdings, Inc.

8017 Glenview Drive Suite A

North Richland Hills, TX 76180

VIA EDGAR

Katelyn Donovan

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F St. NE, Washington, D.C. 20549

P: (202) 551-8636

E: DonovanKa@sec.gov

Re:    Blue Sky Group Holdings, Inc. Registration Statement on Form S-1, File No. 333-214304

Ladies and Gentlemen:

We are filing this letter in order to provide the staff of the Division of Corporation Finance sufficient time to perform its customary screening and review of registration statements prior to their effectiveness.

Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement on Form S-1, File No. 333-214304 filed by Blue Sky Group Holdings, Inc. on October 28, 2016:

“The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) of the Securities Act of 1933, as amended, may determine.”

If you have any questions or comments in connection with this delaying amendment, please contact Benjamin L. Bunker, Esq. The Bunker Law Group, PLLC benbunker@bunkerlawgroup.com T (702) 784-5990 3753 Howard Hughes Parkway, Suite 200 Las Vegas, Nevada 89169

Signature Page Follows

Kind regards,

/s/ Chirag Patel.
Chirag Patel
President and Chief Executive
Officer

cc:	Be Bunker / The Bunker Law Group, PLLC benbunker@bunkerlawgroup.com